UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 March 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1. Partial Redemption announcement dated 01 February 2008
2. Partial Repurchase announcement dated 04 February 2008
3. Redemption of Notes announcement dated 08 February 2008
4. Dividend Declaration announcement dated 14 February 2008
5. Partial Repurchase announcement dated 14 February 2008
6. Full Repurchase announcement dated 15 February 2008
7. Full Repurchase announcement dated 15 February 2008
8. Partial Repurchase announcement dated 15 February 2008
9. Full Early Redemption announcement dated 15 February 2008
10.Holding(s) in Company announcement dated 15 February 2008
11.Partial Repurchase announcement dated 18 February 2008
12.Absa Final Results Released announcement dated 19 February 2008 13.Director/PDMR Shareholding announcement dated 20 February 2008
14.Partial Repurchase announcement dated 20 February 2008
15.Partial Repurchase announcement dated 21 February 2008
16.Full repurchase announcement dated 21 February 2008
17.Partial Repurchase announcement dated 21 February 2008
18.Publication of Prospectus announcement dated 22 February 2008
19.Repurchase announcement dated 26 February 2008
20.FRN Variable Rate Fix announcement dated 26 February 2008
21.FRN Variable Rate Fix announcement dated 26 February 2008
22.Full Early Repurchase announcement dated 27 February 2008
23.FRN Variable Rate Fix - Amendment announcement dated 27 February 2008 24.FRN Variable Rate Fix announcement dated 27 February 2008
25.Director/PDMR Shareholding announcement dated 27 February 2008
26.Repurchase and Full Redemption announcement dated 28 February 2008 27.FRN Variable Rate Fix announcement dated 28 February 2008
28.Total Voting Rights announcement dated 28 February 2008
29.Publication of Prospectus announcement dated 28 February 2008
30.Cancellation of Listing announcement dated 29 February 2008


--------------------------------------------------------------------------------





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 03, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 03, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

DATED: 1 February 2008
                             STOCK EXCHANGE ANNOUNCEMENT

                           BARCLAYS BANK PLC (the "Company")
                     (Incorporated with limited liability in England)

              EUR33,200,000 Principal Amount Zero Coupon Index-Linked
                       Notes due 2012, Series 2007-CK (the "Notes")
                       FOR IMMEDIATE RELEASE - 1 February 2008

                               RE: Partial Repurchase

The Company would like to announce the following repurchase in accordance with Condition 7(e) of the Notes:

Date: 1 February 2008

ISIN: XS0326034591

Notional amount repurchased and cancelled by the Company effective as of 1 February 2008: EUR450,000

The new issue size following the repurchase  will be: EUR32,750,000

Contact details
Name: J&E Davy
Attention: Niamh Moran
Telephone No: +353 (1) 614 8935

Exhibit 2

Barclays PLC

BARCLAYS - Series 2007-CK - ISIN XS0326034591 - Maturity Date 12
                       OCTOBER 2012 - EUR 41,500,000

Please be advised the following issue has been repurchased for EUR 450,000 on 29 JANUARY 2008.

The outstanding balance will therefore be EUR 41,050,000

Exhibit 3

                                                                8 February 2008



                               BARCLAYS BANK PLC
  EUR 255,645,941 (formerly DEM 500,000,000) 5.50% Subordinated Notes due 2013
                               ISIN: DE0002303609
                                 (the "Notes")

               Notice of Confirmation of Redemption of Notes and
                            Cancellation of Listing



NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company intends to fully redeem all of the outstanding Notes on 12 March 2008 (the " Redemption Date"), pursuant to Condition 5(c) of the Notes and in accordance with paragraph 26 of the Pricing Supplement dated 6 March 1998 in relation to the Notes. Accordingly, at the request of the Company:

(1) the Financial Services Authority in its capacity as UK Listing
    Authority will cancel the listing of the Notes on the Official List with effect from the Redemption Date; and

(2) the London Stock Exchange plc will cancel the admission of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit 4

                              DIVIDEND ANNOUNCEMENT


BARCLAYS BANK PLC

DIVIDEND ON EURO 4.75% NON-CUMULATIVE CALLABLE PREFERENCE SHARES ISIN:
XS0214398199 ("EURO PREFERENCE SHARES")

A non-cumulative fixed-rate dividend of 4.75 per cent per annum is payable annually on the Euro Preference Shares on 15 March. Barclays Bank PLC has declared a dividend of Euro 475.00 per Euro 10,000 in principal amount of Euro Preference Shares for the period from and including 15 March 2007 to but excluding 15 March 2008, payable on 17 March 2008.

For further information please contact

Barclays Bank PLC                (As Principal Paying Agent)
1 Churchill Place                The Bank of New York
London E14 5HP                   One Canada Square
                                 London E14 5AL

Attn: Barclays Treasury
Tel: +44 (0)20 7773 3700         Attn: Corporate Trust Administration
                                 Tel +44 (0)20 7964 8819

Exhibit 5

Barclays Bank Plc



     Barclays Bank Series 7199 ISIN XS0269320767 - Maturity Date 03 Apr 08 -
                            O/S Nominal EUR 7,301,000

Please be advised the above issue has been repurchased for EUR 80,000 on 07 Feb
08

The outstanding balance will therefore be EUR 7,221,000

Please amend your records accordingly.

Exhibit 6

Barclays PLC


            Barclays - Series 5211 - ISIN XS0284496741
     Maturity Date 04 February 2008 - O/S Nominal GBP 10,000,000

Please be advised the following issue has been repurchased for GBP 10,000,000 on 06 February 2008.

The outstanding balance will therefore be Zero.

Exhibit 7

Barclays PLC


                 Barclays - Series S212 - ISIN XS0284978656
          Maturity Date 07 February 2008 - O/S Nominal GBP 7,000,000

Please be advised the following issue has been repurchased for GBP 7,000,000 on 06 February 2008.

The outstanding balance will therefore be Zero.

Please amend your records accordingly.

Exhibit 8

Barclays Bank PLC


Barclays Bank Series 7875 ISIN XS0281033281 - Maturity Date 31 Dec 08
                    - O/S Nominal USD 6,885,000

Please be advised the above issue has been repurchased for USD 60,000 on 06 Feb 08.

The outstanding balance will therefore be USD 6,795,000

Please amend your records accordingly.

Exhibit 9

BARCLAYS BANK PLC


                Barclays Bank Plc. - ISIN XS0291338324
        Maturity Date 12 Mar 2009 - O/S Nominal MXN 375,000,000

Please be advised the following issue has called due to early redemption on 14 February 2008.

The outstanding balance will therefore be zero.

Exhibit 10

                              BARCLAYS PLC

                    Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholders(s) (if different from 3.):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
Lloyds TSB Registrars Savings Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction and date on which the threshold is crossed or reached:

14 February 2008

6. Date on which the issuer notified:

15 February 2008

7. Thresholds(s) that is/are crossed or reached:

Reached 5%

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction

Number of shares            Number of Voting Rights
324,539,476                 324,539,476

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

Direct               Indirect                      Indirect
329,648,746          329,648,746                 5.013%

8B: Financial Instruments

Type of financial      Expiration date        Number of      % of
instrument                                    voting rights  voting rights

N/a                    N/a                    N/a            N/a

TOTAL (A+B)

Number of voting rights         % of voting rights
329,648,746                     5.013%

9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

66,422 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

2,771,888 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

248,122 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

302,862 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

2,029,298 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

231,307,277 Shares are held by Lloyds TSB Registrars Savings Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

92,922,877 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Notification using shares in issue figure of 6,575,921,557


Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
15 February 2008

Exhibit 11

Barclays Bank PLC



                   Barclays - Series 5423 - ISIN XS0240988187
          Maturity Date 27 February 2008 - O/S Nominal SEK 127,800,000

Please be advised the following issue has been repurchased for SEK 66,800,000 on 27 February 2008

The outstanding balance will therefore be SEK 61,000,000

Please amend your records accordingly.

Exhibit 12

                                BARCLAYS PLC


                                                              19th February 2008


Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a shareholding of over 58%, and Absa Bank Limited today issued an announcement of audited financial results for the year ended 31st December 2007. For further details please refer to Absa's website, www.absa.co.za.



                                     -ENDS-



For further information, please contact:



Barclays PLC

Investor Relations              Media Relations
Mark Merson/John McIvor         Alistair Smith/Robin Tozer
+44 (0)20 7116 5752/2929        +44 (0)20 7116 6132/6586



Shareholders should note that the content and presentation of the results of Absa Group Limited reported today differ from those results as consolidated into the results of Barclays PLC because of the following:


   . changes in the Rand/Sterling exchange rate;
   . adjustments for the amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests;
   . Absa Capital's results are reported by Barclays within Barclays Capital and the remainder of the results of Absa Group Limited are reported by Barclays within International Retail and Commercial Banking.

Exhibit 13

                                                                20 February 2008

                                  Barclays PLC

 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)

On 19 February 2008 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 472.75p per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors' behalf which, together with reinvested dividends, are retained for the director until they leave the Board.

DIRECTOR                BARCLAYS PLC                 TOTAL                 TOTAL
                              SHARES            BENEFICIAL        NON-BENEFICIAL
                           PURCHASED              INTEREST              INTEREST
                                            FOLLOWING THIS        FOLLOWING THIS
                                              NOTIFICATION          NOTIFICATION
David Booth                     1183                51,557                     -
Sir Richard
Broadbent                       1487                15,513                     -
Leigh Clifford                  1312                20,184                     -
Fulvio Conti                    1401                11,468                     -
Dr Danie Cronje                 1270                 6,416                     -
Professor Dame
Sandra Dawson                   1485                13,525                     -
Sir Andrew
Likierman                       1353                 9,490                     -
Sir Michael
Rake                             204                 2,904                     -
Sir Nigel Rudd                  1646                86,489                     -
Stephen Russell                 1600                22,654                     -
Sir John
Sunderland                      1231                32,889                     -
Patience
Wheatcroft                      169                    469                     -


On 19 February 2008 the following Director of Barclays PLC ("the Company") notified the Company that on 19 February 2008 he had purchased ordinary shares in the Company at a price of 469.71p per share as follows:

DIRECTOR            BARCLAYS PLC                   TOTAL                   TOTAL
                          SHARES              BENEFICIAL          NON-BENEFICIAL
                       PURCHASED                INTEREST                INTEREST
                                          FOLLOWING THIS          FOLLOWING THIS
                                            NOTIFICATION            NOTIFICATION
Sir Michael
Rake                       1,100                   4,004                       -

Exhibit 14

Barclays Bank Plc

Barclays Bank Series 7199 ISIN XS0269320767 - Maturity Date 03 Apr 08
                 - O/S Nominal EUR 7,221,000

Please be advised the above issue has been repurchased for EUR 10,000 on 15 Feb 08.

The outstanding balance will therefore be EUR 7,211,000.

Please amend your records accordingly.

Exhibit 15

Barclays Bank PLC

              Barclays - Series 9647 - ISIN XS0308210094
      Maturity Date 18 July 2008 - O/S Nominal DKK 485,000,000

Please be advised the following issue has been repurchased for DKK 5,210,000 on 15 February 2008

The outstanding balance will therefore be DKK 479,790,000

Please amend your records accordingly.

Exhibit 16

Barclays Bank PLC

              Barclays Bank Series S224 ISIN XS0287126261 -
         Maturity Date 20 Feb 08 - O/S Nominal USD 10,000,000

Please be advised the above issue has been repurchased for USD 10,000,000 on 20 Feb 08.

The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Exhibit 17

Barclays Bank PLC

                  Barclays Bank Series 9271 ISIN XS0303563737 -
              Maturity Date 07 Jul 08 - O/S Nominal DKK 710,000,000

Please be advised the above issue has been repurchased for DKK 1,129,000 on 15 Feb 08

The outstanding balance will therefore be DKK 708,871,000

Please amend your records accordingly

Exhibit 18

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 22 February 2008 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6116o_-2008-2-22.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 19

From:              Puts and Calls Team - Bank of New York Mellon

Tel:               +44 (0) 1202 689590, +44 (0) 1202 689593, +44 (0) 1202 689597

                   26 February 2008

Subject:           Barclays - Series  2007-CK- ISIN  XS0326034591-
                   Maturity Date 12 October 2012- O/S Nominal EUR 42,550,000

Please be advised the following issue has been repurchased for EUR 1,000,000 on 26 February 2008

The outstanding balance will therefore be EUR 41,550,000

Please amend your records accordingly.

Sirihathai Curran
Corporate Trust Operations

Exhibit 20

Barclays Bank PLC

                                RATE FIX NOTICE
Issue Name:                     Barclays Bank Plc
                                Series 151
                                USD 1,500,000,000.00 Callable Floating Rate
                                Subordinated Notes due 2015
ISIN Code:                      XS0213053910
Interest Rate:                  3.292500%
Base Rate:                      3.092500%
Interest Period:                25-Feb-08 to 27-May-08
Day Count Method:               Actual/360
Number of Days in Period:       92
Payment Date:                   27-May-08

Denomination:                   Coupon:
------------------------------- -----------------------------------------------
                       1,000.00 USD                                       8.41
                      10,000.00 USD                                      84.14
                     100,000.00 USD                                     841.42

Exhibit 21

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank Plc
                                 Series 53
                                 EUR 50,000,000.00 notes
                                 due 19th February 2029
ISIN Code:                       XS0093415288
Interest Rate:                   5.106000%
Base Rate:                       5.106000%
Interest Period:                 19-Feb-08 to 19-Feb-09
Day Count Method:                Actual/Actual
Number of Days in Period:        366
Payment Date:                    19-Feb-09

Denomination:                    Coupon:
-------------------------------  ----------------------------------------------
                      10,000.00  EUR                                    510.60

Exhibit 22

Barclays Bank PLC



                   Barclays - Series SO33 - ISIN XS0245223770
           Maturity Date 22 February 2008 - O/S Nominal GBP 13,000,000

Please be advised the follwing issue has been repurchased for GBP 13,000,000 on 20 February 2008.

The outstanding balance will therefore be Zero.

Please amend your records accordingly.

Exhibit 23

Barclays Bank PLC

Rate Fix Notice - Amendment

Issue Name:                     Barclays Bank PLC
                                USD 750,000,000 Undated Floating Rate
                                Primary Capital Notes Series 2
ISIN Code:                      GB0000777705
Interest Rate:                  5.562500%
Base Rate:                      5.312500%
Interest Period:                31-Aug-07 to 29-Feb-08
Day Count Method:               Actual/360
Number of Days in Period:       182
Payment Date:                   29-Feb-08

Denomination:                   Coupon:
------------------------------- -----------------------------------------------

           10,000.00            USD       281.22
          100,000.00            USD     2.812.20

Exhibit 24

Barclays Bank PLC

Issue Name:                     Barclays Bank PLC
                                USD 750,000,000 Undated Floating Rate Primary
                                Capital Notes Series 2
ISIN Code:                      GB0000777705
Interest Rate:                  3.125000%
Base Rate:                      2.875000%
Interest Period:                29-Feb-08 to 29-Aug-08
Day Count Method:               Actual/360
Number of Days in Period:       182
Payment Date:                   29-Aug-08

Denomination:                   Coupon:
------------------------------- -----------------------------------------------
         10,000.00              USD       157.99
        100,000.00              USD     1,579.90

Exhibit 25

                                                                27 February 2008


                                  Barclays PLC

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Sale of shares

Sir Nigel Rudd, a Director of Barclays PLC, notified the Company on 26 February 2008 that on 26 February 2008 he sold 28,000 ordinary shares in the Company at a price of 498.00 pence per share.

Purchase of shares

On 26 February 2008 the following Directors of Barclays PLC ("the Company") notified the Company that on 26 February 2008 they purchased ordinary shares in the Company as follows:

DIRECTOR          BARCLAYS PLC  PRICE PER SHARE           TOTAL           TOTAL
                        SHARES          (PENCE)      BENEFICIAL  NON-BENEFICIAL
                     PURCHASED                         INTEREST        INTEREST
                                                 FOLLOWING THIS  FOLLOWING THIS
                                                   NOTIFICATION    NOTIFICATION
Sir Nigel Rudd          28,000           498.25          86,489               -

Patience Wheatcroft      1,200          523.475           2,197               -


The 28,000 ordinary shares purchased by Sir Nigel Rudd are now held in PEP and ISA accounts held by him and his spouse. 11,000 ordinary shares are held by Sir Nigel Rudd and 17,000 ordinary shares are held by his spouse.

Patience Wheatcroft's beneficial holding includes 528 ordinary shares in the Company held by her spouse.

Exhibit 26


Barclays Bank PLC


        Barclays Bank Plc - Series 11586 - ISIN XS0337407786
        Maturity Date 30 January 2009 Nominal USD 5,000,000

Please be advised the following issue has been repurchased for USD 4,000,000 on 29 Feb 08 and then will be redeemed due to early redemption/called due to early redemption on 29 Feb 08.

The outstanding balance will therefore be Zero.

Please amend your records accordingly.

Exhibit 27

Barclays PLC


            Barclays - Series 2007-CK - ISIN XS0326034591
      Maturity Date 12 October 2012 - O/S Nominal EUR 42,550,000

Please be advised the following issue has been repurchased for EUR 1,000,000 on 26 February 2008.

The outstanding balance will therefore be EUR 41,550,000

Please amend your records accordingly.

Exhibit 28

28 February 2008


                    Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,566,400,129 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 27 February 2008. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,567,275,129.

The above figure (6,567,275,129) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 29

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:


Final Terms in relation to Barclays  Bank PLC's issue of  GBP1,000,000,000  8.25
per   cent.   Undated   Subordinated   Notes   under  the   Barclays   Bank  PLC
GBP30,000,000,000 Debt Issuance Programme


To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0123p_-2008-2-28.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries
(specified in the Prospectus dated 7 June 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 30


                          STOCK EXCHANGE ANNOUNCEMENT


                                Barclays Bank plc
                                 (the "Issuer")


USDUS$10,000,000 Principal Amount Credit Linked Notes due 2009 (Series 2008-F) pursuant to US$ 20,000,000,000 Credit Linked Note Programme (the "Notes")


FOR IMMEDIATE RELEASE - 29 February 2008



RE: Cancellation of Listing



The Issuer has requested, and the Irish Stock Exchange has agreed to cancel the listing of the Notes on the Official List and from trading on the Main Market of the Irish Stock Exchange with effect from today, 29 February 2008.




J & E Davy                                                      Aoife Colgan
Listing Agent                                                   + 353 1 614 8933